UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Earnings release of Natura &Co Holding S.A. for the six-month period ended June 30, 2022.

2.	Earnings presentation of Natura &Co Holding S.A. for the six-month period ended June 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: August 15, 2022.

Item 1

Earnings release of Natura &Co Holding S.A. for the six-month period ended June 30, 2022.

São Paulo, August 11, 2022

Q2-22: Sales in constant currency stabilized, still affected by macro environment; profitability impacted by cost pressure

Latam resumes growth, driven by strong performance of Natura; further solid growth at Aesop
Avon International’s performance impacted by Russia, improving trends elsewhere
The Body Shop shows strong decline due to challenging macro and weak retail environment

•	Q2 consolidated net revenue of R$8.7 billion, -8.6% vs Q2-21 in BRL and +0.4% at constant currency (“CC”). Latam posted a 5.6% sales increase in CC vs Q2-21, while Avon International improved performance in most regions (-5.8% in CC excluding Russia and Ukraine). The Body Shop still trending lower vs. 2021 as retail’s slow recovery hasn’t offset the deceleration at The Body Shop At Home and e-commerce.

•	Q2 adjusted consolidated EBITDA stood at R$694.9 million with margin of 8.0% (-50 bps vs Q2-21), as stable performance in Latam and lower corporate expenses were offset by sales deleverage at The Body Shop and Aesop’s investments for growth.

•	Solid quarter-end cash position of R$4.3 billion and continued liability management. Net debt/EBITDA of 2.46x in the quarter, vs. 1.43x in Q2-21 and 2.13x Q1-22. Avon’s 2023 bonds were fully redeemed with the US$600 million 2029 bond issued in April and Natura issued R$826.0 million in debentures maturing in 2027, partially replacing the 2022/2024 issues and further extending our average debt maturity.

•	Net loss of R$766.7 million in the quarter, driven mainly by lower EBITDA and higher interest expense this quarter. Last year’s net income had benefitted from gains related to the Avon integration. Underlying Net Income was R$(261.5) million vs. R$482.2 million in Q2-21.

•	Russia and Ukraine: In addition to the revenue impacts of the war in Ukraine at Avon International and The Body Shop, the company incurred one-off costs of R$42.1 million mainly related to The Body Shop’s exit from Russia.

Consolidated Financial Results (R$ million)	Q2-22	Q2-21	∆	H1-22	H1-21	∆
Net Revenue	8,702.4	9,517.2	-8.6%	16,955.7	18,972.2	-10.6%
Constant Currency Change			0.4%			-2.0%
Gross Profit	5,485.6	6,200.8	-11.5%	10,793.3	12,331.5	-12.5%
Gross Margin	63.0%	65.2%	-220 bps	63.7%	65.0%	-130 bps
Adjusted EBITDA	694.9	811.2	-14.3%	1,290.5	1,774.4	-27.3%
Adjusted EBITDA Margin	8.0%	8.5%	-50 bps	7.6%	9.4%	-180 bps
Net Income (loss) attributable to controlling shareholders	(766.7)	234.8	-426.5%	(1,409.8)	79.7	-1869.5%
Net Margin	-8.8%	2.5%	-1130 bps	-8.3%	0.4%	-870 bps

Fabio Barbosa, Group CEO of Natura &Co, declared:

“Natura &Co’s second quarter results reflect the difficult environment in which we are operating, marked by high inflation that is pressuring consumer spending, supply chain disruption and continuing macro-economic and geopolitical uncertainty. But they also reflect structural issues within our group that we have clearly identified and have started to address.

In my first few weeks as Group CEO, I have focused mainly on two priorities: The first is redesigning Natura &Co’s organizational structure to make it lighter and leaner. At this stage, we have mapped significant savings at the holding company level. If the Company had implemented those changes last year the impact would have been an annualized reduction of at least 40% in recurring corporate expenses. Other changes and estimated savings will be announced later. The second is a review of the governance model and ways of working within Natura &Co, with the holding company strongly concentrated on defining key performance indicators, monitoring and tracking the performance of more autonomous brands, leading the allocation of resources within the group and continuing to promote our 2030 Commitment to Life Sustainability Vision. We are confident that a leaner and a more agile structure, built on a strong foundation of accountability for results, will empower the Business Units to respond with agility to their current strategic and market challenges. At the same time, we are strongly focused on improving the fundamentals of our underperforming businesses, which we regard as our principal challenge and main upside driver.

Though we expect our businesses’ revenues to trend better in the second half of the year, we believe the challenges in the macro environment will persist and our margins will remain pressured in the short term. In this context, our clear and immediate priority is to focus on margins and operational cash-flow, and the teams at all our brands and businesses are mobilized and incentivized on those clear goals.”

1

Key Financial Results per Business Unit

	Q2-22 vs. Q2-21					H1-22 vs. H1-21
	Net Revenue (R$ million)	∆ % Reported Currency	∆ % CC	Adj. EBITDA Margin	∆ Adj. EBITDA	Net Revenue (R$ million)	∆ % Reported Currency	∆ % CC	Adj. EBITDA Margin	∆ Adj. EBITDA
Consolidated	8,702.4	-8.6%	0.4%	8.0%	-50 bps	16,955.7	-10.6%	-2.0%	7.6%	-180 bps
Natura &Co Latam	5,555.0	0.4%	5.6%	10.8%	0 bps	10,306.6	-3.9%	1.9%	10.0%	-150 bps
Avon International	1,643.8	-25.4%	-11.4%	3.3%	-100 bps	3,485.7	-23.7%	-10.7%	3.7%	-50 bps
The Body Shop	909.4	-25.3%	-11.8%	3.3%	-970 bps	1,926.8	-24.1%	-13.9%	4.9%	-900 bps
Aesop	594.2	5.7%	24.5%	16.2%	-480 bps	1,236.6	7.7%	22.9%	19.1%	-480 bps

•	Natura &Co Latam: Q2-22 net revenue up by +0.4% in BRL and by 5.6% in CC, driven by double-digit growth at the Natura brand, partially offset by a decline in the Avon brand, although trends have been improving since Q3-21, particularly in beauty.

•	Natura brand in Latam: Net revenue was up +12.2% in Q2-22 in BRL and +14.8% at CC, with strong momentum in Brazil and further growth in in Hispanic Latam. In Brazil, net revenue was +14.3% in Q2-22, supported by an acceleration in consultant productivity, up by +17.5% in Q2. In Hispanic Latam, net revenue was up +8.8% in BRL and +15.5% at CC. Growth was mainly driven by Argentina and Colombia, offsetting a decrease in Chile. Excluding Argentina, Hispanic markets’ revenue was up in low single digits at CC, on a very strong comparable base in Q2-21 (+65.4% vs Q2-20 at CC, ex-Argentina). The Natura brand was again ranked the strongest cosmetics brand in the world in Brand Finance’s brand strength index.

•	Avon brand in Latam: Net revenue was down -12.8% in Q2-22 in BRL and -5.0% at CC. In Brazil, net revenue improved sequentially since Q3-21 but still decreased by -10.7% in Q2-22. This was mainly due to a drop of –31% in Fashion and Home (“F&H”) sales. Beauty sales increased nearly +5% in the quarter, with a double-digit gain in productivity (for beauty only). In Hispanic markets, net revenue was -13.9% in Q2-22 in BRL and -2.8% at CC, reflecting a very strong comparable base in Q2-21 (+68.0% vs Q2-20 at CC) and lower F&H sales. The new commercial model is showing significant progress in Ecuador and Colombia, with sales growth and a sequential improvement in the number of representatives, activity and productivity.

•	Natura &Co Latam’s Q2 adjusted EBITDA margin was 10.8%, stable vs last year, supported by synergies, revenue management and strict financial discipline, offset by the impact of sales deleverage at Avon, raw material inflation and FX headwinds. Avon was impacted by the continued effects of the transformation plan, higher inflation and logistics expenses.

• Avon International

•	Q2 net revenue was down -25.4% in BRL and -11.4% at CC, mainly impacted by the war in Ukraine (excluding Russia and Ukraine, sales were down -5.8% at CC), low consumer confidence[1] and eroding household purchasing power in Europe[2] as well as fewer representatives in Europe. These effects were partially mitigated by an aggressive revenue management plan across all markets. Avon’s business fundamentals continued to improve as the new commercial model resulted in higher productivity and activity as well as a stabilizing number of representatives outside Europe.

•	Q2 adjusted EBITDA margin stood at 3.3%, -100 bps vs Q2-21, due to substantially higher cost pressure, the impact of the war in Ukraine and lower volumes mainly in European markets. These were partially offset by an effective revenue management strategy across markets and cost reduction resulting from strict financial discipline and a leaner operating model.

• The Body Shop

•	Q2 net revenue declined -25.3% in BRL and -11.8% at CC, mainly impacted by post-lockdown channel rebalancing, as the decrease in sales at The Body Shop At Home (“TBSAH”) and e-commerce outpaced the progressive retail recovery. Store revenues were up vs last year and improved vs. Q1-22, with growing footfall, albeit at a slower than expected pace, and are still trading down when compared to Q2-19. Sales to franchisees posted a decline in Q2, but are showing increased retail sales month on month, further reducing inventory as they recover from lockdowns.

•	Q2 adjusted EBITDA margin was 3.3%, -970 bps vs Q2-21, driven by lower volumes and channel mix, due to the decrease at TBSAH and in e-commerce and lower sell-in to franchisee partners. To address these challenges through H2, management has been focused on actions to drive margin improvement, including leveraging recent investments to drive store productivity, especially in the critical fourth quarter; continued store footprint optimization; margin improvement from focusing on category mix (skincare) and revenue management, as well as a detailed review of SG&A costs.

•	Aesop

•	Q2 net revenue increased +5.7% in BRL and +24.5% at CC on a very high comparable base in Q2-21 (+40.2% vs. Q2-20, at CC). All regions delivered double-digit growth, led by North America and APAC. Aesop continues to consistently post superior sales growth on a like-for-like basis, improving overall store productivity, while continuing to roll out new stores in new cities such as Madrid (Spain) and Cambridge (UK) as well as in existing markets such as Japan, South Korea, Canada and Australia.

•	Q2 adjusted EBITDA margin was 16.2%, -480 bps compared to Q2-21, mainly due to planned higher investments in digital, categories, geographies (mainly China, as launch is still expected in Q4 of this year) and human resources to continue driving future sustainable growth.

1 OECD’s Consumer Confidence Index in June 2022 is 96.5, compared to 100.4 in June 2021. Source: https://data.oecd.org/leadind/consumer-confidence-index-cci.htm

2 “Prices soar in 2022, eroding purchasing power”. Source: https://economic-research_bnpparibas.com/html/en-US/European-household-account-turbulent-story-6/28/202246510

2

Digital Sales

Digitally-enabled sales, which include online sales (e-commerce + social selling) and relationship selling using our main digital apps reached 49.5% of total revenue, compared to 50.1% in Q2-21, with continued growth at Natura and Avon.

Relationship selling using apps: At Avon International, penetration of the Avon On app (active representatives who logged in at least once in last three campaigns) reached 23% in Q2-22, compared to nearly 16% in Q2-21. At Natura in Latam, the average number of consultants sharing content increased to 28% this quarter, compared to 24% in Q2-21, while orders through the 1.5 million+ consultant online stores increased by 29% in the region.

&Co Pay at Natura posted strong growth both in number of accounts, reaching approximately 460,000, and Total Payment Volume (“TPV”), which reached R$5.3 billion in the quarter (R$7.5 billion in H1). All direct selling and e-commerce payments at Natura Brazil are already captured and processed by &Co Pay, and a pilot is currently underway in Brazil as part of the preparations to roll it out to retail operations and Avon representatives in H2. Natura consultants who use the platform generally record higher activity level and lower payment default.

Innovation

•	Natura launched Chronos Plumping Bio Hydrating serum, a hyaluronic acid booster serum that hydrates all layers of the skin to fill in wrinkles and plump the skin. It includes fevillea, an ingredient from Brazilian biodiversity

•	The Body Shop launched The Glow Revealing Serum. This skin care product is made with 10% of vitamin C, our highest concentration ever. It became the number 1 bestselling new product development by units

•	Avon International launched its first ever bespoke fragrance Eve Privé. It is crafted with a customizable musk technology that takes the effects of the skin chemistry one step further, adapts to it and creates a completely unique scent for the person wearing it to smell like themselves, only better

•	Aesop developed a collaboration with celebrated fashion designer Rick Owens, creating sophisticated travel kits with Owen´s favored formulations and an eco-friendly packaging

Update on the war in Ukraine

Our primary concern as a global Group with operations in Ukraine continues to be the protection and safety of our employees and representatives facing violence and loss.

The Body Shop and Aesop have suspended trading in Russia. Avon has suspended exports from Russia and is maintaining local operations in support of Representatives who operate as independent entrepreneurs; we believe restricting their access to products would have an outsized impact on women and children there.

Global sanctions on certain industry sectors and parties in Russia, as well as any potential responses that may be provided by the governments of Russia or other jurisdictions, may adversely affect our business.

As of June 30, 2022 consolidated financial statements, the non-recurring impacts of the suspension of the The Body Shop operations Russia amounted to R$42.1 million in our consolidated EBITDA (R$36.3 million at The Body Shop and R$5.8 million at Avon), disclosed as a non-GAAP adjustment. Management is continuously monitoring developments to assess any potential future impacts that may arise as a result of the ongoing crisis.

3

1. Results analysis

The Group segmentation
is composed of:

•      Natura &Co Latam, which includes all the brands in
Latin America: Natura, Avon, The Body Shop and Aesop

•      Avon international, which includes all markets, excluding Latin America

•      The Body Shop ex-Latin America, and

•      Aesop ex-Latin America

In addition, the results and analysis for the periods under comparison include the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA

				Profit and Loss by Business
R$ million	Consolidated [a]			Natura &Co Latam [b]			Avon International			The Body Shop			Aesop
	Q2-22[c]	Q2-21 [c]	Ch. %	Q2-22 [c]	Q2-21 [c]	Ch. %	Q2-22 [c]	Q2-21 [c]	Ch. %	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %
Gross Revenue	11,271.7	12,232.6	(7.9)	7,284.4	7,347.9	(0.9)	2,099.7	2,644.7	(20.6)	1,220.7	1,612.4	(24.3)	666.9	628.0	6.2
Net Revenue	8,702.4	9,517.2	(8.6)	5,555.0	5,533.7	0.4	1,643.8	2,204.0	(25.4)	909.4	1,217.6	(25.3)	594.2	561.9	5.7
COGS	(3,216.8)	(3,316.4)	(3.0)	(2,274.0)	(2,177.4)	4.4	(678.2)	(842.3)	(19.5)	(204.6)	(244.0)	(16.2)	(60.0)	(52.6)	14.0
Gross Profit	5,485.6	6,200.8	(11.5)	3,281.0	3,356.2	(2.2)	965.5	1,361.7	(29.1)	704.9	973.5	(27.6)	534.2	509.3	4.9
Selling, Marketing and Logistics Expenses	(3,856.7)	(4,248.1)	(9.2)	(2,167.3)	(2,226.5)	(2.7)	(762.4)	(1,000.9)	(23.8)	(604.1)	(720.7)	(16.2)	(322.9)	(300.0)	7.6
Administrative, R&D, IT and Projects Expenses	(1,491.1)	(1,671.4)	(10.8)	(756.6)	(741.2)	2.1	(315.1)	(489.4)	(35.6)	(232.8)	(266.6)	(12.7)	(187.5)	(165.4)	13.4
Corporate Expenses [d]	(88.7)	(148.4)	(40.2)	-	-	-	-	-	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	93.6	(20.6)	(555.0)	18.7	(6.5)	(385.8)	111.1	1.3	8,464.3	(38.5)	(17.3)	122.4	2.2	1.9	17.6
Transformation / Integration / Group Restructuring Costs	(281.6)	(181.3)	55.4	(99.9)	(37.8)	164.1	(25.5)	(127.3)	(79.9)	-	-	-	-	-	-
Depreciation	629.7	698.9	(9.9)	226.0	215.8	4.7	168.6	221.6	(23.9)	164.6	189.7	(13.2)	70.5	72.0	(2.1)
EBITDA	490.7	630.0	(22.1)	501.8	560.0	(10.4)	142.2	(33.0)	(530.8)	(5.8)	158.6	(103.7)	96.5	117.8	(18.1)

Depreciation	(629.7)	(698.9)	(9.9)
Financial Income/(Expenses), Net	(426.8)	(205.5)	107.7
Earnings Before Taxes	(565.8)	(274.4)	106.2
Income Tax and Social Contribution	(135.1)	527.4	(125.6)
Discontinued operations [e]	(66.1)	(20.8)	217.9
Consolidated Net Income	(767.0)	232.2	(430.3)
Non-controlling Interest	0.2	2.6	(90.5)
Net Income attributable to controlling shareholders	(766.7)	234.8	(426.5)
Gross Margin	63.0%	65.2%	-220 bps	59.1%	60.7%	-160 bps	58.7%	61.8%	-310 bps	77.5%	80.0%	-250 bps	89.9%	90.6%	-70 bps
Selling, Marketing and Logistics Exp./Net Revenue	44.3%	44.6%	-30 bps	39.0%	40.2%	-120 bps	46.4%	45.4%	100 bps	66.4%	59.2%	720 bps	54.4%	53.4%	100 bps
Admin., R&D, IT, and Projects Exp./Net Revenue	17.1%	17.6%	-50 bps	13.6%	13.4%	20 bps	19.2%	22.2%	-300 bps	25.6%	21.9%	370 bps	31.6%	29.4%	220 bps
EBITDA Margin	5.6%	6.6%	-100 bps	9.0%	10.1%	-110 bps	8.6%	(1.5)%	1010 bps	(0.6)%	13.0%	-1360 bps	16.2%	21.0%	-480 bps
Net Margin	(8.8)%	2.4%	-1120 bps	-	-	-	-	-	-	-	-		-	-	-

a Consolidated results include Natura &Co Latam, Avon International, The Body Shop and Aesop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.

b Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and Aesop Brazil

c Includes PPA – Purchase Price Allocation effects

d Expenses related to the management and integration of the Natura &Co Group

e Related to business separation at Avon North America

				Profit and Loss by Business
R$ million	Consolidated [a]			Natura &Co Latam b			Avon International			The Body Shop			Aesop
	H1-22[c]	H1-21 [c]	Ch. %	H1-22 [c]	H1-21 [c]	Ch. %	H1-22 [c]	H1-21 [c]	Ch. %	H2-22	H21-21	Ch. %	H1-22	H1-21	Ch. %
Gross Revenue	21,913.7	24,291.7	(9.8)	13,571.1	14,205.1	(4.5)	4,307.1	5,480.7	(21.4)	2,647.4	3,323.5	(20.3)	1,388.1	1,282.9	8.2
Net Revenue	16,955.7	18,972.2	(10.6)	10,306.6	10,719.6	(3.9)	3,485.7	4,567.5	(23.7)	1,926.8	2,537.3	(24.1)	1,236.6	1,147.8	7.7
COGS	(6,162.4)	(6,640.8)	(7.2)	(4,189.1)	(4,224.5)	(0.8)	(1,422.8)	(1,788.4)	(20.4)	(427.7)	(523.1)	(18.2)	(122.8)	(104.8)	17.2
Gross Profit	10,793.3	12,331.5	(12.5)	6,117.5	6,495.2	(5.8)	2,062.9	2,779.1	(25.8)	1,499.1	2,014.2	(25.6)	1,113.7	1,043.1	6.8
Selling, Marketing and Logistics Expenses	(7,705.9)	(8,503.0)	(9.4)	(4,159.5)	(4,316.3)	(3.6)	(1,610.9)	(2,069.8)	(22.2)	(1,272.2)	(1,519.8)	(16.3)	(663.4)	(597.1)	11.1
Administrative, R&D, IT and Projects Expenses	(2,915.3)	(3,175.8)	(8.2)	(1,425.4)	(1,383.8)	3.0	(665.6)	(959.4)	(30.6)	(463.5)	(501.6)	(7.6)	(362.5)	(320.3)	13.2
Corporate Expenses [d]	(197.8)	(261.2)	(24.3)	-	-	-	-	-	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	114.7	(12.3)	(1,034.7)	56.0	4.0	1,295.5	110.7	1.2	8,831.5	(46.5)	(20.4)	127.7	4.0	3.4	18.1
Transformation / Integration / Group Restructuring Costs	(361.4)	(315.4)	14.6	(135.2)	(93.8)	44.1	(65.9)	(202.4)	(67.5)	-	-	-	-	-	-
Depreciation	1,278.9	1,395.3	(8.3)	445.5	429.1	3.8	347.0	440.5	(21.2)	342.0	380.3	(10.1)	144.4	145.3	(0.6)
EBITDA	1,006.4	1,459.1	(31.0)	899.0	1,134.3	(20.7)	178.3	(10.7)	(1,765.9)	58.9	352.7	(83.3)	236.2	274.3	(13.9)

Depreciation	(1,278.9)	(1,395.3)	(8.3)
Financial Income/(Expenses), Net	(813.4)	(433.4)	87.7
Earnings Before Taxes	(1,085.9)	(369.6)	193.8
Income Tax and Social Contribution	(217.6)	437.3	(149.8)
Discontinued operations [e]	(105.7)	8.0	(1,426.7)
Consolidated Net Income	(1,409.1)	75.7	(1,961.8)
Non-controlling Interest	(0.7)	4.0	(116.8)
Net Income attributable to controlling shareholders	(1,409.8)	79.7	(1,869.5)
Gross Margin	63.7%	65.0%	-130 bps	59.4%	60.6%	-120 bps	59.2%	60.8%	-160 bps	77.8%	79.4%	-160 bps	90.1%	90.9%	-80 bps
Selling, Marketing and Logistics Exp./Net Revenue	45.4%	44.8%	60 bps	40.4%	40.3%	10 bps	46.2%	45.3%	90 bps	66.0%	59.9%	610 bps	53.6%	52.0%	160 bps
Admin., R&D, IT, and Projects Exp./Net Revenue	17.2%	16.7%	50 bps	13.8%	12.9%	90 bps	19.1%	21.0%	-190 bps	24.1%	19.8%	430 bps	29.3%	27.9%	140 bps
EBITDA Margin	5.9%	7.7%	-180 bps	8.7%	10.6%	-190 bps	5.1%	(0.2)%	530 bps	3.1%	13.9%	-1080 bps	19.1%	23.9%	-480 bps
Net Margin	(8.3)%	0.4%	-870 bps	-	-	-	-	-	-	-	-	-	-	-	-

a Consolidated results include Natura &Co Latam, Avon International, The Body Shop and Aesop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.

b Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and Aesop Brazil

c Includes PPA – Purchase Price Allocation effects

d Expenses related to the management and integration of the Natura &Co Group

e Related to business separation at Avon North America

Consolidated net revenue

•	Q2-22 consolidated net revenue was down -8.6% in BRL (+0.4% at CC), reflecting growth at Natura &Co Latam and Aesop, offset by declines at Avon International and The Body Shop

•	Q2 revenue from G12 market currencies at CC totaled 21.9% in Q2-22 vs 21.3% in Q2-21 (G12 market currencies are: GBP, EUR, USD, AUD, YEN, CAD, SEK and CHF)

•	With operations in 100+ countries, 42% of net revenue came from outside Latam in the year-to-date

4

Gross margin

•	Consolidated gross margin in Q2-22 stood at 63.0%, -220 bps vs. Q2-21

•	Excluding PPA effects on costs of goods sold (COGS), gross margin reached 63.1% in Q2-22, -220 bps vs Q2-21

•	Gross margin was mainly impacted by rising commodity and freight costs as well as foreign currency headwinds across all markets, which were partially offset by synergies and revenue management. As an example, in Q2-22 the average commodity prices for palm oil and pulp/paper increased by an additional 45% and 11% respectively vs Q2-21, while freight costs increased by 49%. The Ukraine war also negatively impacted the Group’s gross margin, with a bigger effect at Avon International

•	Natura &Co’s COGS are composed of direct materials (raw ingredients, packaging, third party contract manufacturing, etc.), which account for approximately two-thirds of total COGS, as well as manufacturing and logistics. Direct materials consist of value added-processed goods purchased in contracts with price protection mechanisms, leading to short-term price stability and limited exposure to trade commodities. Furthermore, purchases are diversified through more than 2,600 suppliers

Q2-22: excluding PPA effects at Natura &Co Latam and Avon International

R$ million	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %
Net Revenue	8,702.4	9,517.2	(8.6)	5,555.0	5,533.7	0.4	1,643.8	2,204.0	(25.4)	909.4	1,217.6	(25.3)	594.2	561.9	5.7
COGS	(3,216.8)	(3,316.4)	(3.0)	(2,274.0)	(2,177.4)	4.4	(678.2)	(842.3)	(19.5)	(204.6)	(244.0)	(16.2)	(60.0)	(52.6)	14.0
Gross Profit	5,485.6	6,200.8	(11.5)	3,281.0	3,356.2	(2.2)	965.5	1,361.7	(29.1)	704.9	973.5	(27.6)	534.2	509.3	4.9
Gross Margin	63.0%	65.2%	-220 bps	59.1%	60.7%	-160 bps	58.7%	61.8%	-310 bps	77.5%	80.0%	-250 bps	89.9%	90.6%	-70 bps
PPA effect on COGS	(1.7)	(13.7)	(87.7)	(0.4)	(5.5)	(92.8)	(1.3)	(8.1)	(84.3)	-	-	-	-	-	-
Gross Profit ex-PPA	5,487.3	6,214.5	(11.7)	3,281.4	3,361.8	(2.4)	966.8	1,369.9	(29.4)	704.9	973.5	(27.6)	534.2	509.3	4.9
Gross Margin ex-PPA	63.1%	65.3%	-220 bps	59.1%	60.8%	-170 bps	58.8%	62.2%	-340 bps	77.5%	80.0%	-250 bps	89.9%	90.6%	-70 bps

H1-22: excluding PPA effects at Natura &Co Latam and Avon International

R$ million	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	H1-22	H1-21	Ch. %	H1-22	H1-21	Ch. %	H1-22	H1-21	Ch. %	H1-22	H1-21	Ch. %	H1-22	H1-21	Ch. %
Net Revenue	16,955.7	18,972.2	(10.6)	10,306.6	10,719.6	(3.9)	3,485.7	4,567.5	(23.7)	1,926.8	2,537.3	(24.1)	1,236.6	1,147.8	7.7
COGS	(6,162.4)	(6,640.8)	(7.2)	(4,189.1)	(4,224.5)	(0.8)	(1,422.8)	(1,788.4)	(20.4)	(427.7)	(523.1)	(18.2)	(122.8)	(104.8)	17.2
Gross Profit	10,793.3	12,331.5	(12.5)	6,117.5	6,495.2	(5.8)	2,062.9	2,779.1	(25.8)	1,499.1	2,014.2	(25.6)	1,113.7	1,043.1	6.8
Gross Margin	63.7%	65.0%	-130 bps	59.4%	60.6%	-120 bps	59.2%	60.8%	-160 bps	77.8%	79.4%	-160 bps	90.1%	90.9%	-80 bps
PPA effect on COGS	(3.7)	(22.9)	(83.7)	(1.1)	(9.1)	(88.0)	(2.6)	(13.9)	(81.0)	-	-	-	-	-	-
Gross Profit ex-PPA	10,797.0	12,354.4	(12.6)	6,118.5	6,504.2	(5.9)	2,065.6	2,792.9	(26.0)	1,499.1	2,014.2	(25.6)	1,113.7	1,043.1	6.8
Gross Margin ex-PPA	63.7%	65.1%	-140 bps	59.4%	60.7%	-130 bps	59.3%	61.1%	-180 bps	77.8%	79.4%	-160 bps	90.1%	90.9%	-80 bps

•	Natura &Co Latam’s Q2-22 gross margin excluding PPA effects was 59.1% (-170 bps), impacted by raw material inflation pressure and foreign currency headwinds in Brazil, partially offset by revenue management and synergies

•	Avon International’s Q2-22 gross margin excluding PPA effects declined to 58.8% (-340 bps), due to higher cost pressures, foreign exchange headwinds and the impacts of the war in Ukraine, partially offset by revenue management

•	The Body Shop’s Q2-22 gross margin stood at 77.5% (-250 bps), mainly due to raw material inflation pressure and increase in discounting. While discounts were up versus last year, they remain significantly below pre-pandemic levels, consistent with the objectives of the transformation program

•	Aesop’s Q2-22 gross margin was 89.9% (-70 bps), mainly due to changes in product and channel mix

5

Consolidated EBITDA

Q2 Adjusted EBITDA was R$694.9 million, with an adjusted margin of 8.0% (-50 bps). Q2 margin reflected several impacts related to a challenging operating environment:

•	750 bps from inflationary and foreign currency pressure, partially offset by 550 bps of synergies and revenue management

•	Other efficiencies, cost containment and one-offs improved margin by approximately 200 bps, including corporate expense savings of 40.2% in Q2-22, comprising a corporate restructuring announced in June and approximately R$20 million in cost containment and phasing effect of expenses

•	Impacts of the war in Ukraine and others

Q2-22: Adjusted EBITDA

R$ million	Consolidated EBITDA			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %
Consolidated EBITDA	490.7	630.0	(22.1)	501.8	560.0	(10.4)	142.2	(33.0)	(530.8)	(5.8)	158.6	(103.7)	96.5	117.8	(18.1)
Transformation / Integration / Group Restructuring Costs	281.6	181.3	(27.2)	99.9	37.8	164.1	25.5	127.3	(79.9)	-	-	-	-	-	-
(i) Transformation costs	25.5	129.2	(80.2)	-	-	-	25.5	127.3	(79.9)	-	-	-	-	-	-
(ii) Integration costs	106.5	52.0	104.7	99.9	37.8	164.1	-	-	-	-	-	-	-	-	-
(iii) Group Restructuring Costs	149.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net non-recurring other (income)/expenses (1)	(77.4)	-	-	-	-	-	(113.7)	-	-	36.3	-	-	-	-	-
Adjusted EBITDA	694.9	811.2	(14.3)	601.7	597.8	0.6	54.1	94.3	(42.7)	30.5	158.6	(80.8)	96.5	117.8	(18.1)
Adjusted EBITDA Margin	8.0%	8.5%	-50 bps	10.8%	10.8%	0 bps	3.3%	4.3%	-100 bps	3.3%	13.0%	-970 bps	16.2%	21.0%	-480 bps

H1-22: Adjusted EBITDA

R$ million	Consolidated EBITDA			Natura &Co Latam			Avon International			The Body Shop			Aesop
	H1-22	H1-21	Ch. %	H1-22	H1-21	Ch. %	H1-22	H1-21	Ch. %	H1-22	H2-21	Ch. %	H1-22	H1-21	Ch. %
Consolidated EBITDA	1,006.4	1,459.1	(31.0)	899.0	1,134.3	(20.7)	178.3	(10.7)	(1,765.9)	58.9	352.7	(83.3)	236.2	274.3	(13.9)
Transformation / Integration / Group Restructuring Costs	361.4	315.4	(32.8)	135.2	93.8	44.1	65.9	202.4	(67.5)	-	-	-	-	-	-
(i) Transformation costs	65.9	204.8	(67.8)	-	-	-	65.9	202.4	(67.5)	-	-	-	-	-	-
(ii) Integration costs	146.0	110.6	32.0	135.2	93.8	44.1	-	-	-	-	-	-	-	-	-
(iii) Group Restructuring Costs	149.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net non-recurring other (income)/expenses (1)	(77.4)	-	-	-	-	-	(113.7)	-	-	36.3	-	-	-	-	-
Adjusted EBITDA	1,290.5	1,774.4	(27.3)	1,034.1	1,228.1	(15.8)	130.5	191.7	(31.9)	95.2	352.7	(73.0)	236.2	274.3	(13.9)
Adjusted EBITDA Margin	7.6%	9.4%	-180 bps	10.0%	11.5%	-150 bps	3.7%	4.2%	-50 bps	4.9%	13.9%	-900 bps	19.1%	23.9%	-480 bps

(1) Net non-recurring other (income)/expenses: Net effect of gain from the favorable settlement of a legal dispute at Avon International and costs associated with The Body Shop’s suspension of operations in Russia.

SG&A expenses

•	Excluding PPA effects, consolidated Selling, Marketing & Logistics expenses reached 43.6% of net revenue (-20 bps vs. Q2-21)

•	Excluding PPA effects, consolidated Administrative, R&D, IT and Project expenses reached 16.4% of net revenue, (-20 bps vs Q2-21)

•	Excluding PPA effects, SG&A expenses (both lines above combined) decreased by -40 bps in Q2-22 compared to Q2-21, mainly driven by financial discipline across all businesses to improve efficiency and the simplification of Avon International’s operating model, including:

i)    Reduction and standardization of campaign cycles

ii)    Optimized resource allocation with key markets serving as hubs, and

iii)    Strategic SKU reduction

The above initiatives are generating a run rate of approximately US$100 million at Avon International, as included in our long-term guidance. These partially offset the impacts of sales deleverage, inflation, higher freight costs, foreign currency headwinds and higher investments to accelerate growth at Natura &Co Latam and Avon International, as well as higher investments in digital, product categories and geographic expansion to accelerate growth at Aesop.

Q2-22: excluding PPA effects at Natura &Co Latam and Avon International

SG&A expenses (R$ million)	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %	Q2-22	Q2-21	Ch. %
Selling, Marketing and Logistics Expenses	(3,856.7)	(4,248.1)	(9.2)	(2,167.3)	(2,226.5)	(2.7)	(762.4)	(1,000.9)	(23.8)	(604.1)	(720.7)	(16.2)	(322.9)	(300.0)	7.6
Administrative, R&D, IT and Projects Expenses	(1,491.1)	(1,671.4)	(10.8)	(756.6)	(741.2)	2.1	(315.1)	(489.4)	(35.6)	(232.8)	(266.6)	(12.7)	(187.5)	(165.4)	13.4
SG&A Expenses	(5,347.9)	(5,919.5)	(9.7)	(2,924.0)	(2,967.7)	(1.5)	(1,077.5)	(1,490.3)	(27.7)	(836.8)	(987.3)	(15.2)	(510.5)	(465.5)	9.7
Selling, Marketing and Logistics (% of Net Revenue)	44.3%	44.6%	-30 bps	39.0%	40.2%	-120 bps	46.4%	45.4%	100 bps	66.4%	59.2%	720 bps	54.4%	53.4%	100 bps
Admin., R&D, IT, and Projects Exp. (% of Net Revenue)	17.1%	17.6%	-50 bps	13.6%	13.4%	20 bps	19.2%	22.2%	-300 bps	25.6%	21.9%	370 bps	31.6%	29.4%	220 bps
SG&A Expenses ex-PPA	(5,217.7)	(5,754.8)	(9.3)	(2,893.2)	(2,931.9)	(1.3)	(978.1)	(1,361.4)	(28.2)	(836.8)	(987.3)	(15.2)	(510.5)	(465.5)	9.7
Selling, Marketing and Logistics ex-PPA (% of Net Revenue)	43.6%	43.8%	-20 bps	38.5%	39.6%	-110 bps	44.4%	43.4%	100 bps	66.4%	59.2%	720 bps	54.4%	53.4%	100 bps
Admin., R&D, IT, and Projects Exp. ex-PPA (% of Net Revenue)	16.4%	16.6%	-20 bps	13.6%	13.3%	30 bps	15.1%	18.4%	-330 bps	25.6%	21.9%	370 bps	31.6%	29.4%	220 bps
6

H1-22: excluding PPA effects at Natura &Co Latam and Avon International

SG&A expenses (R$ million)	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	H1-22	H1-21	Ch. %	H1-22	H1-21	Ch. %	H1-22	H1-21	Ch. %	H1-22	H1-21	Ch. %	H1-22	H1-21	Ch. %
Selling, Marketing and Logistics Expenses	(7,705.9)	(8,503.0)	(9.4)	(4,159.5)	(4,316.3)	(3.6)	(1,610.9)	(2,069.8)	(22.2)	(1,272.2)	(1,519.8)	(16.3)	(663.4)	(597.1)	11.1
Administrative, R&D, IT and Projects Expenses	(2,915.3)	(3,175.8)	(8.2)	(1,425.4)	(1,383.8)	3.0	(665.6)	(959.4)	(30.6)	(463.5)	(501.6)	(7.6)	(362.5)	(320.3)	13.2
SG&A Expenses	(10,621.3)	(11,678.9)	(9.1)	(5,584.9)	(5,700.2)	(2.0)	(2,276.5)	(3,029.1)	(24.8)	(1,735.7)	(2,021.4)	(14.1)	(1,025.9)	(917.4)	11.8
Selling, Marketing and Logistics (% of Net Revenue)	45.4%	44.8%	60 bps	40.4%	40.3%	10 bps	46.2%	45.3%	90 bps	66.0%	59.9%	610 bps	53.6%	52.0%	160 bps
Admin., R&D, IT, and Projects Exp. (% of Net Revenue)	17.2%	16.7%	50 bps	13.8%	12.9%	90 bps	19.1%	21.0%	-190 bps	24.1%	19.8%	430 bps	29.3%	27.9%	140 bps
SG&A Expenses ex-PPA	(10,491.7)	(11,366.1)	(7.7)	(5,521.8)	(5,636.1)	(2.0)	(2,210.1)	(2,780.5)	(20.5)	(1,735.7)	(2,021.4)	(14.1)	(1,025.9)	(917.4)	11.8
Selling, Marketing and Logistics ex-PPA (% of Net Revenue)	44.7%	44.0%	70 bps	39.7%	39.7%	0 bps	44.3%	43.4%	90 bps	66.0%	59.9%	610 bps	53.6%	52.0%	160 bps
Admin., R&D, IT, and Projects Exp. ex-PPA (% of Net Revenue)	17.2%	15.9%	130 bps	13.8%	12.9%	90 bps	19.1%	17.4%	170 bps	24.1%	19.8%	430 bps	29.3%	27.9%	140 bps

Synergies

In Q2-22, synergies reached US$ 69 million, notably across procurement, logistics and administrative functions. In the half-year, total synergies reached US$ 136 million.

Costs to achieve synergies were US$ 27 million in Q2-22, totaling US$ 39 million in the half-year.

Financial income and expenses

The following table details the main changes in our financial income and expenses:

R$ million	Q2-22	Q2-21	Ch. %	H1-22	H1-21	Ch. %
1. Financing, Short-Term Investments and Derivatives Gains (Losses)	(189.3)	59.0	(420.8)	(352.9)	(71.2)	395.6
1.1 Financial Expenses	(186.9)	(179.4)	4.2	(326.9)	(348.6)	(6.2)
1.2 Financial Income	92.9	51.8	79.3	179.1	97.3	84.1
1.3 Foreign Exchange Variations from Financing Activities, Net	(496.7)	762.8	(165.1)	375.2	353.9	6.0
1.4 Gains (Losses) on Foreign Exchange Derivatives from Financing Activities, Net	511.1	(734.9)	(169.5)	(364.8)	(339.1)	7.6
1.5 Gains (Losses) on Interest Rate Derivatives and Other Operating Derivatives, Net	(109.7)	158.7	(169.1)	(215.5)	165.3	(230.4)
2. Judicial Contingencies	(12.4)	(15.8)	(21.5)	(23.5)	(25.9)	(9.3)
3. Other Financial Income and (Expenses)	(225.1)	(248.7)	(9.5)	(437.0)	(336.3)	29.9
3.1 Lease Expenses	(47.3)	(51.4)	(8.0)	(95.1)	(106.0)	(10.3)
3.2 Other	(148.5)	(202.2)	(26.6)	(171.7)	(257.5)	(33.3)
3.3 Other Gains (Losses) From Hyperinflation and Foreign Exchange Variations on Operating Activities	(29.3)	4.9	(698.0)	(170.2)	27.2	(725.7)
Financial Income and Expenses, Net	(426.8)	(205.5)	107.7	(813.4)	(433.4)	87.7

•	Net financial expenses were R$426.8 million in Q2-22, up +107.7% vs. Q2-21, due mainly to the following effects:

•	Item 1.5 – Gains and Losses on derivatives related to the interest rate on the 2028 sustainability-linked bond, due to the volatility in the CDI rate

•	Item 3.3 – Higher losses from exchange rate variation, mostly due to the depreciation of the Brazilian Real in Q2-22 (as opposed to an appreciation in this period last year) and to increased inflation in 2021 in Argentina and Turkey

•	Items 1.3 and 1.4 – Variances in these lines are mainly related to the revaluation of debt in foreign currency and corresponding foreign exchange derivatives, therefore they mostly offset each other

Underlying net income (UNI) and net income

Q2-22 reported net loss was R$766.7 million, compared to a net income of R$234.8 million in Q2-21, due mainly to lower EBITDA and higher net interest expense this quarter. Last year’s net income benefitted from a significant income tax gain resulting from the Avon integration, related to corporate structure optimization.

Q2-22 Underlying Net Income, which is net income after excluding transformation costs, discontinued operations and PPA effects, was a loss of R$261.5 million. This compares to a positive R$482.2 million in Q2-21.

7

Free cash flow and cash position

R$ million	Q2-22	Q2-21	Ch. %	H1-22	H1-21	Ch. %
Net income (loss)	(767.0)	232.2	(430.3)	(1,409.1)	75.7	(1,961.8)
Depreciation and amortization	629.7	698.9	(9.9)	1,278.9	1,395.3	(8.3)
Non-cash Adjustments to Net Income	969.3	(240.7)	(502.7)	1,634.1	243.7	570.4
Decrease / (Increase) in Working Capital	(403.3)	(928.1)	(56.5)	(1,815.5)	(2,573.8)	(29.5)
Inventories	(232.2)	(424.0)	(45.2)	(191.4)	(1,023.4)	(81.3)
Accounts receivable	(440.0)	(493.3)	(10.8)	(101.7)	(180.9)	(43.8)
Accounts payable	(61.6)	185.2	(133.2)	(641.2)	(260.0)	146.7
Other assets and liabilities	330.4	(196.0)	(268.5)	(881.2)	(1,109.4)	(20.6)
Income tax and social contribution	(191.7)	(171.8)	11.6	(342.0)	(348.9)	(2.0)
Interest on debt	(151.0)	(102.1)	47.9	(362.7)	(426.9)	(15.0)
Lease payments	(280.2)	(333.1)	(15.9)	(604.4)	(685.3)	(11.8)
Other operating activities	(316.3)	237.9	(233.0)	(355.6)	201.2	(276.8)
Cash from Operations	(510.5)	(606.8)	(15.9)	(1,976.2)	(2,119.0)	(6.7)
Capex	(213.5)	(307.2)	(30.5)	(523.1)	(639.8)	(18.2)
Sale of Assets	3.1	(26.5)	(111.8)	3.7	13.4	(72.3)
Exchange rate variation	134.4	(381.9)	(135.2)	(301.3)	(16.0)	1,778.0
Free Cash Flow	(586.5)	(1,322.3)	(55.6)	(2,796.9)	(2,761.5)	1.3
Other financing and investing activities	591.8	1,500.8	(60.6)	1,833.4	1,444.6	26.9
Cash Balance Variation	5.3	178.4	(97.0)	(963.4)	(1,316.9)	(26.8)

In Q2-22, free cash flow was an outflow of R$586.5 million. Management is strongly focused on optimizing cash conversion in the short- and medium-term, and while performance is not satisfactory in the second quarter, free cash flow improved R$735.8 million versus Q2-21, with some early returns on optimization efforts. Free cash flow changes were driven by the effects below:

•	Inventory impact on the cash flow statement improved by R$192 million versus Q2-21 as the businesses focused on more tightly managing inventory levels. This was offset by the corresponding lower accounts payable in the quarter that is expected to improve by year-end

•	Corporate working capital (other assets and liabilities) improved significantly year-over-year mainly due to higher non-cash restructuring charges in the P&L in Q2-22 as well as the favorable impact of foreign exchange variation

•	Capex and sale of assets improved R$124 million vs. Q2-21 as we optimize our investments for returns

•	Favorable foreign exchange rate variation resulting from the depreciation of the Brazilian Real in the quarter, which was partially offset by higher interest payments and derivative cash impacts (included in other operating activities)

Indebtedness ratios at both Natura &Co Holding and Natura Cosméticos

R$ million	Natura Cosméticos S.A.		Natura &Co Holding S.A.
	Q2-22	Q2-21	Q2-22	Q2-21
Short-Term	1,045.9	2,699.3	726.0	3,071.8
Long-Term	6,994.7	7,302.5	11,992.8	10,676.0
Gross Debt [a]	8,040.6	10,001.9	12,718.8	13,747.8
Foreign currency hedging (Swaps) [b]	75.5	189.5	54.8	189.5
Total Gross Debt	8,116.1	10,191.3	12,773.6	13,937.3
(-) Cash, Cash Equivalents and Short-Term Investment [c]	(3,041.6)	(6,144.4)	(4,275.6)	(7,989.4)
(=) Net Debt	5,074.5	4,047.0	8,497.9	5,947.8

Indebtedness ratio excluding IFRS 16 effects
Net Debt/EBITDA	1.83x	1.49x	3.46x	2.02x
Total Debt/EBITDA	2.93x	3.74x	5.20x	4.73x

Indebtedness ratio including IFRS 16 effects
Net Debt/EBITDA	1.43x	1.10x	2.46x	1.43x
Total Debt/EBITDA	2.28x	2.78x	3.69x	3.34x

   a Gross debt excludes PPA impacts of R$320.8 million in Q2-22 and R$394.5 million in Q2-21, and excludes lease agreements

   b Foreign currency debt hedging instruments, excluding mark-to-market effects

   c Short-Term Investments excludes non current balances

8

The graph below demonstrates the indebtedness trajectory on a quarterly basis, since Q2-21.

New bond issuance and liability management

In line with the Group’s liability management plan to improve its capital structure, Natura &Co Luxembourg completed a US$ 600 million bond issuance on April 13, with a 6.0% coupon maturing in 2029, guaranteed by Natura &Co Holding S.A. and Natura Cosméticos S.A. The funds were used primarily to refinance Avon’s 2023 bond. Our average debt maturity improved from 5.0 years in Q1 to 6.3 years in Q2.

In July 2022, Natura Cosméticos issued R$826 million in debentures maturing in 2027, partially replacing the 2022/2024 issuances, further extending our average debt maturity to 6.5 years.

9

1. Performance by segment

NATURA &Co LATAM

Natura &Co Latam	Net Revenue change (%)				Operational KPIs change (%)
	Q2-22 vs. Q2-21		H1-22 vs. H1-21		Q2-22 vs. Q2-21
	Reported (R$)	Constant Currency	Reported (R$)	Constant Currency	Consultants / Representatives[b]
Natura Latama	12.2%	14.8%	5.6%	10.4%	-0.5%
Natura Brazil	14.3%	14.5%	9.3%	9.4%	-4.4%
Natura Hispanic	8.8%	15.5%	0.0%	11.8%	4.8%
Avon Latam	-12.8%	-5.0%	-14.6%	-8.0%	-11.0%
Avon Brazil	-10.7%	-9.0%	-13.8%	-12.9%	-6.9%
Avon Hispanic	-13.9%	-2.8%	-14.9%	-5.4%	-14.6%

a Natura Latam includes Natura Brazil, Hispanic and others

b Considers the Average Available Consultants / Representatives in the quarter

NATURA BRAND IN LATAM

Natura Brand in Brazil

•	Consultant productivity was up by a strong +17.5% vs Q2-21 and also improved sequentially

•	The average available consultant base reached 1.12 million in Q2, -4.4% vs. Q2-21 and +3.0% vs. Q1-22

•	Strong online and retail sales growth

•	The number of own stores reached 75 in the quarter (+10 vs Q2-21), while franchise stores increased to 576 (+31)

•	The Natura brand was ranked the 7th most valuable in Brazil by Brand Finance and again ranked the strongest cosmetics brand in the world in its brand strength index

•	Natura launched Plumping Bio-Hydrating Serum, a hyaluronic acid booster serum with a “water” texture that hydrates all layers of the skin to fill in wrinkles and plump the skin. This fluid serum includes fevillea, an ingredient from Brazilian biodiversity

Natura Brand in Hispanic Latam

•	Market share gains in key markets such as Argentina and Colombia, and stable share in Mexico

•	Online sales grew in mid-teens in Q2 in BRL

•	The average available consultant base reached 0.89 million in Q2 (+4.8% vs. Q2-21), with increased productivity

AVON BRAND IN LATAM

Avon Brand in Brazil

•	Q2 net revenue showed the lowest revenue decline since Q3-21, with growth of nearly +5% in the Beauty segment; Fashion and Home sales’ contraction of -31% vs. Q2-21 was due to a combination of a deliberate continued portfolio reduction and a post-lockdown change in consumer habits

•	The number of average available representatives improved sequentially in Q2-22, up by +3.1% vs Q1-22, returning to Q3-21 levels, underscoring the effective remedy actions implemented since that quarter

•	Representative productivity in the beauty segment improved by double-digits, and overall representative activity also improved sequentially again in Q2-22 compared to Q1-22, further closing the gap to 2021 levels

•	Representative churn ratio improved in Q2-22 compared to Q2-21

Avon Brand in Hispanic Latam

•	Markets featuring the new commercial model, namely Ecuador, Colombia, and Central America, posted continued improvements in core channel-related KPIs

•	Total representative productivity (beauty and F&H) was positive across most markets compared to last year, in addition to improving sequentially compared to Q1-22

•	Total number of available representatives was stable vs. Q1-22, driven by Ecuador and Colombia

•	Churn ratio improved compared to last year in Ecuador, Colombia and Central America

10

AVON INTERNATIONAL

Avon International	Net Revenue change (%)				Operational KPIs change (%)
	Q2-22 vs. Q2-21		H1-22 vs. H1-21		Q2-22 vs. Q2-21
	Reported (R%)	Constant Currency	Reported (R$)	Constant Currency	Representatives
Avon International	-25.4%	-11.4%	-23.7%	-10.7%	-18.3%

•	Sequential improvement in net revenue vs Q1-22 (excluding Russia and Ukraine)

•	Improvements in the business model transformation and digitization during the quarter, with single-digit growth in productivity and activity and a reduction in churn ratio

•	New commercial model implemented in 2 new markets, now totaling 16, representing 90% of all volumes sold

•	Social selling penetration (active representatives who used the app in last three campaigns) increased to 23% in Q2-22 vs. 16% in Q2-21 thanks to the relaunch of Avon On

•	Online sales reached 6.6% of revenue, compared to 5.1% in Q2-21

•	Product launches in the period include Avon’s first ever bespoke fragrance Eve Privé. It is crafted with a customizable musk technology that takes the effects of the skin chemistry one step further, adapts to it and creates a completely unique scent for the person wearing it to smell like themselves, only better

•	Net revenue of the Avon brand combined (Avon International + Latam) was -8.0% at CC in Q2-22 vs Q2-21

THE BODY SHOP

The Body Shop	Net Revenue change (%)				Operational KPIs
	Q2-22 vs. Q2-21		H1-22 vs. H1-21		Q2-22	Q1-22	Q2-21	Change vs. Q1-22	Change vs. Q2-21
	Reported (R$)	Constant Currency	Reported (R$)	Constant Currency
The Body Shop (Total)	-25.3%	-11.8%	-24.1%	-13.9%	2,455	2,497	2,571	(42)	(116)
Own Stores					989	1,001	1,013	(12)	(24)
Franchise Stores					1,466	1,496	1,558	(30)	(92)

•	Net revenue in the quarter continued to reflect the impact of falling consumer confidence. The 11.8% decline at CC is mainly due to decrease in TBSAH, e-commerce sales and sales to franchisees. Stores sales increased significantly vs. Q2-21, but were not sufficient to offset the decline in other channels.

•	Footfall in stores remains below 2019 pre-pandemic levels, particularly in the UK. Discretionary spending challenges and the longer-term change towards hybrid working continues to impact footfall of traditional high streets and shopping centers

•	Sales by franchisees are increasing month on month, further reducing their inventories as they progressively recover from lockdowns.

•	EBITDA was impacted by channel mix, with improvement in store sales not yet sufficient to offset declines in e-commerce and TBSAH as well as lower sell-in to head franchisees. In addition, this quarter did not benefit from government aid, which supported business operations in Q2-21

•      The new Workshop stores are outperforming the rest of the network by approximately 13%, with 201 stores renovated in H1-22 and more to come in H2

•      Steady progress on ESG: In-store refill stations reached 656 (+100 vs Q1-22 and +531 vs Q2-21), including 101 franchisee stores

•      Launch of Vitamin C Glow Revealing Serum. This skin care product contains 10% of vitamin C, our highest concentration ever. It became the number 1 bestselling new product development by volume

•      The Body Shop continued to be recognized through high profile awards across the world. These included winning The Beauty Brand that is Making a Difference, awarded by The Sunday Times in the UK, the Health and Beauty Retailer of the Year awarded by Retail Asia Awards in India and the Fast Company Brands That Matter in the United States

•	The Body Shop recorded an impact of R$36.3 million related to exit from Russia, including the closing of 26 franchised stores

11

AESOP

Aesop	Net Revenue change (%)				Operational KPIs
	Q2-22 vs. Q2-21		H1-22 vs. H1-21		Q2-22	Q1-22	Q2-21	Change vs. Q1-22	Change vs. Q2-21
	Reported (R$)	Constant Currency	Reported (R$)	Constant Currency
Aesop (Total)	5.7%	24.5%	7.7%	22.9%	376	369	347	7	29
Signature Stores					275	269	253	6	22
Department Stores					101	100	94	1	7

•      Retail channels accounted for 69% of sales in the quarter, with signature store revenue up +42% at CC vs. Q2-21

•      Online sales accounted for nearly 23% of revenues, down 340 bps vs Q2-21, driven primarily by changes in customer behavior post-Covid-19 restrictions, but remain more than 2x above their Q2-19 level (pre-pandemic)

•      China entry plans are underway for launch by end-2022, including investments in digital platforms in the quarter

•      Aesop developed a collaboration with celebrated fashion designer Rick Owens, creating sophisticated travel kits with Owen´s favored formulations and an eco-friendly packaging

•      Signature stores totaled 275 in Q2, including net +6 doors in the quarter

3. Social and environmental performance

(all actions refer to Natura &Co Group, unless stated otherwise)

In June 2022, Natura &Co attended Stockholm+50, a meeting convened by the United Nations General Assembly. In Sweden, we shared three short-term calls to action to ensure that the next 50 years of sustainable development are a success:

•	Commit to reform of environmentally harmful subsidies by 2030 and of Fossil Fuel Subsidies by 2025

•	Secure the universal human right to a healthy, clean, and sustainable environment

•	Enhance transparency and accountability by supporting harmonized ESG standards like International Sustainability Standards Board (ISSB), creating a global baseline for corporate sustainability reporting

Denise Hills, Natura &Co Latin America´s Sustainability Director was chosen by the United Nations Global Compact (UNGC) as one of the global #SDG Pioneers 2022. The award recognizes professionals and business leaders who are doing outstanding work to promote the Sustainable Development Goals (SDGs) and the 2030 Agenda.

Natura &Co ranked 3rd in GlobeScan’s 2022 Global Sustainability Leaders Survey, and 1st in Latin America, where it is considered as the leader in integrating sustainability into business strategy.

Natura &Co Latin America, Avon International and The Body Shop released their FY21 annual reports with comprehensive sustainability data in line with global reporting frameworks and our Commitment to Life Sustainability Vision.

Updates across the Commitment to Life pillars:

To address the Climate Crisis and protect the Amazon

•	Amazon: In Q2-2022, Natura expanded the purchase of community inputs by 61% YoY and entered into a new partnership with a Colombian community, expanding operations from Brazil to the wider Pan-Amazon region. PlenaMata (DETER/INPE) reported an increase in deforestation of 0.3M ha in Q2, up 10% vs last year. Through the PlenaMata portal Natura establishes partnerships and engages the public by presenting data and information on Amazon deforestation.

•	Biodiversity: It was announced that COP15 will now take place in Montreal, Canada in December 2022. In line with Natura &Co´s goal to work collaboratively with the wider business community and society as a whole Natura &Co plans on attending in order to influence the adoption of a transformative global agreement that delivers for nature, climate and people.

To defend Human Rights and be Human-Kind

Natura IP&L: Natura launched its Integrated P&L (IP&L). This management tool allows Natura to account for the impact of corporate performance in the environmental, social, and human dimensions, in addition to financial results. According to IP&L, summing up all the positive impacts in the human, social and natural fields, and subtracting the negative impacts, for each US$ 1 in revenue. the brand generated a net return of US$1.5 in benefits for society.

•	Investment in key causes:

•	As part of Sexual Assault Awareness month in April, Avon International partnered with No More to raise awareness of gender-based violence in conflict zones.

•	In May 2022 The Body Shop launched its ambitious global activism campaign, Be Seen Be Heard, in partnership with The United Nations. Over the next three years, The Body Shop will seek to inspire a change in legislation or policy, or support initiatives to promote youth participation in political life in all 75+ countries where The Body Shop operates.

•	In June 2022 to support Pride month, Aesop launched its Queer Libraries initiative for the second year. In select stores globally, Aesop removed product from shelves and replaced them with books by queer authors to help amplify voices within the LGBTQIA+ community

12

•	In response to the Roe vs. Wade Supreme Court decision, The Body Shop North America donated to Planned Parenthood and spoke out on its social channels around the world., This stand was highlighted by prominent media in the US, including the New York Times, Women’s Wear Daily, Hello Beautiful, Pop Sugar and Cosmetics Business, citing it as an example of a beauty brand taking action. Aesop publicly shared support for reproductive rights in the US, making donations to two reproductive rights organizations

To embrace Circularity and Regeneration

•	In Q2 Natura &Co reached 10.3% of recycled plastic content of all plastic used (accumulative January-June 2022).

•	In partnership with The Union for Ethical BioTrade, Natura &Co is co-creating a new regenerative certification standard that will highlight the positive impacts our businesses are generating connected to nature

4. Capital Markets and Stock Performance

NTCO3 shares traded at R$13.42 at the end of Q2-22 on the B3 stock exchange, -48.5% in the quarter. Average Daily Trading Volume (ADTV) for the quarter was R$241.0 million, -28.9% vs Q2-21. NTCO traded at US$5.21 at the end of Q2-22 on NYSE, - 52.3% in the quarter.

On June 30, 2022, the Company’s market capitalization was R$18.6 billion, and the Company’s capital was comprised of 1,383,088,200 common shares.

5. Fixed income

Below is a table with details of all public debt instruments outstanding per issuer as of June 30, 2022:

Issuer	Type	Issuance	Maturity	Principal (million)	Nominal Cost (per year)
Natura Cosméticos S.A.	Bond - 2nd issuance (Sustainability Linked Bond)	03/05/2021	03/05/2028	US$ 1,000.0(1)	4,125%
Natura Cosméticos S.A.	Debenture - 9th issuance	09/21/2018	09/21/2018	BRL 302.7	112% DI Tax
Natura Cosméticos S.A.	Debenture - 10th issuance 1st series	08/28/2019	08/26/2024	BRL 400.0	DI + 1.00 per year
		08/29/2019	08/26/2024	BRL 95.7	DI + 1.15 per year
				BRL 686.2	DI + 1.15 per year
				BRL 394.5	DI + 1.15 per year
Natura &Co International S.à r.l. (Natura Lux)	Bonds	04/19/2022	04/19/2022	US$ 600.0	6,000%
Avon Products, Inc.	Unsecured Bonds	03/12/2013	03/15/2043	US$ 216.1	8.450%(2)

(1)    Principal and interests fully hedged (swapped to BRL). For more information, see the explanatory notes to the Company’s financial statements.

(2)    Coupon based on current credit ratings, governed by interest rate adjustment clause

Ratings

Below is a table with our current credit ratings:

Natura &Co Holding S.A.

Agency	Global Scale	National Scale	Outlook
Standard & Poor’s	BB	AAA	Stable
Fitch Ratings	BB	AA+	Positive
Moody’s	Ba3	-	Stable

Natura Cosméticos S.A.
Agency	Global Scale	National Scale	Outlook
Standard & Poor’s	BB	AAA	Stable
Fitch Ratings	BB	AA+	Positive
Moody’s	Ba2	-	Stable

Avon International
Agency	Global Scale	National Scale	Outlook
Standard & Poor’s	BB-	-	Stable
Fitch Ratings	BB	-	Positive
Moody’s	Ba3	-	Stable
13

6. Appendix

FREE CASH FLOW RECONCILIATION

The correspondence between Free Cash Flow and Statements of Cash Flow is shown below:

Statement of Cash Flows	Free Cash Flow Reconciliation
CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period	(a)	Net Income (loss)
Adjustments to reconciliate net (loss) income for the period with net cash used in operating activities:
Depreciation and amortization	(b)	Depreciation/amortization
Interest and exchange variation on short-term investments	(c)	Non-cash Adjustments to Net Income
Earnings (loss) from swap and forward derivative contracts	(c)
Provision for tax, civil and labor risks	(c)
Inflation adjustment of judicial deposits	(c)
Inflation adjustment of provision for tax, civil and labor risks	(c)
Income tax and social contribution	(c)
Income from sale and write-off of property, plant and equipment, lease and	(c)
non-current assets held for sale
Interest and exchange rate variation on leases	(c)
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	(c)
Inflation adjustment and exchange rate variation on other assets and liabilities	(c)
Reversal of provision for losses from property, plant and equipment, intangible and leases	(c)
Provision for stock option plans	(c)
Provision for losses with trade accounts receivables, net of reversals	(c)
Provision for inventory losses, net of reversals	(c)
Reversal of provision for the provision for carbon credits	(c)
Effect from hyperinflationary economy	(c)
Other adjustments to reconcile net loss	(c)
			Free Cash Flow	Cash Flow Reconciliation

Increase (Decrease) in:
Trade accounts receivable and related parties	(d2)	Decrease (Increase) in Working Capital
Inventories	(d1)		Net income (loss)	(a)
Recoverable taxes	(d4)		Depreciation and amortization	(b)
Other assets	(d4)		Non-cash Adjustments to Net Income	(c)
Domestic and foreign trade accounts payable and related parties	(d3)		Adjusted Net income
Payroll, profit sharing and social charges, net	(d4)		Decrease / (Increase) in Working Capital	(d)
Tax liabilities	(d4)		Inventories	(d1)
Other liabilities	(d4)		Accounts receivable	(d2)
OTHER CASH FLOWS FROM OPERATING ACTIVITIES			Accounts payable	(d3)
Payment of income tax and social contribution	(e)	Income Tax and Social Contribuion	Other assets and liabilities	(d4)
Release of judicial deposits	(h)	Other Operating Activities	Income tax and social contribution	(e)
Payments related to tax, civil and labor lawsuits	(h)		Interest on debt	(f)
(Payments) proceeds due to settlement of derivative transactions	(h)		Lease payments	(g)
Payment of interest on lease	(g)	Lease Payments	Other operating activities	(h)
Payment of interest on borrowings, financing and debentures	(f)	Interest on Debt	Cash from Operations
NET CASH (USED IN) OPERATING ACTIVITIES			Capex	(j)
			Sale of Assets	(i)
CASH FLOW FROM INVESTING ACTIVITIES			Exchange rate variation	(k)
Cash from acquisition of subsidiary	(l)	Other financing/investing activities	Free Cash Flow
Additions of property, plant and equipment and intangible	(j)	Capex	Other financing and investing activities	(l)
Proceeds from sale of property, plant and equipment, intangible and non-	(i)	Sale of Assets	Cash Balance Variation

current assets held for sale
Acquisition of short-term investments	(l)	Other financing/investing activities
Redemption of short-term investments	(l)
Redemption of interest on short-term investments	(l)
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	(g)	Lease Payments
Repayment of borrowings, financing and debentures – principal	(l)	Other financing/investing activities
New borrowings, financing, and debentures	(l)
Acquisition of treasury shares, net of receipt of option strike price	(l)
Receipt of funds due to settlement of derivative transactions	(l)
Capital Increase	(l)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Effect of exchange rate variation on cash and cash equivalents	(k)	Exchange Rate Effect
DECREASE IN CASH AND CASH EQUIVALENTS
Opening balance of cash and cash equivalents
Closing balance of cash and cash equivalents
DECREASE IN CASH AND CASH EQUIVALENTS

14

CONSOLIDATED BALANCE SHEET

ASSETS (R$ million)	Jun-22	Dec-21	LIABILITIES AND SHAREHOLDER’S EQUITY (R$ million)	Jun-22	Dec-21
CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	3,043.8	4,007.3	Borrowings, financing and debentures	726.0	945.1
Short-term investments	1,231.8	1,978.7	Lease	890.6	1,005.5
Trade accounts receivable	3,251.7	3,476.4	Trade accounts payable and reverse factoring operations	5,716.5	6,770.6
Inventories	5,367.4	5,403.5	Dividends and interest on shareholders’ equity payable	180.8	180.8
Recoverable taxes	953.6	973.3	Payroll, profit sharing and social charges	961.9	1,255.3
Income tax and social contribution	258.3	564.5		619.0	766.4
Derivative financial instruments	87.5	81.2	Income tax and social contribution	235.9	365.5
Other current assets	849.6	912.2	Derivative financial instruments	613.6	458.5
Assets held for sale	45.4	52.9	Provision for tax, civil and labor risks	259.4	230.1
Total current assets	15,089.2	17,449.9	Other current liabilities	1,435.3	1,716.1
			Total current liabilities	11,638.9	13,693.9
NON CURRENT ASSETS
Recoverable taxes	1,334.3	1,349.6	NON CURRENT LIABILITIES
Income tax and social contribution	176.6	84.7	Borrowings, financing and debentures	12,313.5	11,771.8
Deferred income tax and social contribution	3,340.5	2,954.1	Lease	2,451.3	2,542.3
Judicial deposits	588.8	585.3	Payroll, profit sharing and social charges	22.5	53.7
Derivative financial instruments	-	894.0	Tax liabilities	113.6	114.8
Short-term investments	50.5	36.9	Deferred income tax and social contribution	906.9	994.0
Other non-current assets	1,518.8	1,763.1	Derivative financial instruments	23.1	-
Total long term assets	7,009.6	7,667.7	Provision for tax, civil and labor risks	1,660.6	1,768.7
			Other non-current liabilities	951.0	942.5
Property, plant and equipment	5,025.8	5,377.4	Total non-current liabilities	18,442.5	18,187.9
Intangible	24,179.3	26,857.6
Right of use	3,027.0	3,096.0	SHAREHOLDERS’ EQUITY
Total non-current assets	39,241.7	42,998.6	Capital stock	12,484.4	12,481.7
			Treasury shares	(263.4)	(151.3)
			Capital reserves	10,427.6	10,478.8
			Legal profit reserve	865.1	871.2
			Retained (losses) income	(1,409.8)	0.0
			Other comprehensive income	2,127.2	4,865.2
			Equity attributable to owners of the Company	24,231.1	28,545.6
			Non-controlling interest in shareholders’ equity of subsidiaries	18.4	21.2
TOTAL ASSETS	54,330.9	60,448.5	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	54,330.9	60,448.5

CONSOLIDATED INCOME STATEMENT- INCLUDING PURCHASE PRICE ALLOCATION (PPA) AMORTIZATION

R$ million	Q2-22	Q2-21	Ch. %	H1-22	H1-21	Ch. %
NET REVENUE	8,702.4	9,517.2	(8.6)	16,955.7	18,972.2	(10.6)
Cost of Products Sold	(3,216.8)	(3,318.3)	(3.1)	(6,162.4)	(6,640.8)	(7.2)
GROSS PROFIT	5,485.6	6,198.9	(11.5)	10,793.3	12,331.5	(12.5)
OPERATING EXPENSES
Selling, Marketing and Logistics Expenses	(3,706.2)	(4,045.4)	(8.4)	(7,391.7)	(8,052.8)	(8.2)
Administrative, R&D, IT and Project Expenses	(1,729.4)	(1,816.3)	(4.8)	(3,262.7)	(3,444.0)	(5.3)
Impairment losses on trade receivables	(150.5)	(210.9)	(28.6)	(314.3)	(450.2)	(30.2)
Other Operating Expenses, Net	(38.4)	(179.3)	(78.6)	(97.1)	(304.7)	(68.1)
LOSS FROM OPERATIONS BEFORE FINANCIAL RESULT	(139.0)	(53.0)	162.3	(272.5)	79.7	(441.9)
Financial Income	1,960.4	1,225.5	60.0	3,314.7	2,264.4	46.4
Financial Expenses	(2,387.1)	(1,431.0)	66.8	(4,128.1)	(2,697.8)	53.0
LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(565.8)	(258.5)	118.9	(1,085.9)	(353.7)	207.0
Income Tax and Social Contribution	(135.1)	527.4	(125.6)	(217.6)	437.3	(149.8)
(LOSS) INCOME FROM CONTINUED OPERATIONS	(700.9)	269.0	(360.6)	(1,303.5)	83.7	(1,658.2)
Income (Loss) from discontinued operations	(66.1)	(36.7)	80.0	(105.7)	(8.0)	1,226.6
(LOSS) INCOME FOR THE PERIOD	(767.0)	232.2	(430.3)	(1,409.1)	75.7	(1,961.8)
Attributable to controlling shareholders	(766.7)	234.8	(426.5)	(1,409.8)	79.7	(1,869.5)
Attributable to non-controlling shareholders	(0.2)	(2.6)	(90.5)	0.7	(4.0)	(116.8)

PURCHASE PRICE ALLOCATION (PPA) AMORTIZATION

R$ million	Q2-22	Q2-21	H1-22	H1-21
Net Revenue	-	-	-	-
Cost of Products Sold	(1.7)	(13.7)	(3.7)	(22.9)
Gross Profit	(1.7)	(13.7)	(3.7)	(22.9)
Selling, Marketing and Logistics Expenses	(63.4)	(77.4)	(129.6)	(150.9)
Administrative, R&D, IT and Project Expenses	(66.8)	(87.3)	0	(161.9)
Other Operating Income (Expenses), Net	4.6	5.4	32.6	11.0
Financial Income/(Expenses), net	14.6	9.2	(38.9)	21.2
Income Tax and Social Contribution	(39.7)	117.7	0	162.8
LOSS FROM CONTINUED OPERATIONS	(152.4)	(45.9)	(139.6)	(140.7)
Depreciation impact	(132.6)	(174.9)	(38.9)	(343.3)
15

CONSOLIDATED STATEMENT OF CASH FLOW

R$ million	H1-22	H1-21
CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period	(1,409.1)	75.7
Adjustments to reconciliate net (loss) income for the period with net cash used in operating activities:
Depreciation and amortization	1,278.9	1,395.3
Interest and exchange variation on short-term investments	(179.1)	(86.8)
Earnings (loss) from swap and forward derivative contracts	559.0	(273.5)
Provision for tax, civil and labor risks	117.8	47.7
Inflation adjustment of judicial deposits	(17.2)	(5.4)
Inflation adjustment of provision for tax, civil and labor risks	23.5	32.7
Income tax and social contribution	217.6	(437.3)
Income from sale and write-off of property, plant and equipment, lease and non-current assets held for sale	22.9	44.2
Interest and exchange rate variation on leases	95.1	180.7
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	(39.6)	(144.8)
Inflation adjustment and exchange rate variation on other assets and liabilities	1.3	23.4
Reversal of provision for losses from property, plant and equipment, intangible and leases	0.0	(4.3)
Provision for stock option plans	144.2	131.8
Provision for losses with trade accounts receivables, net of reversals	314.3	450.2
Provision for inventory losses, net of reversals	201.8	217.1
Reversal of provision for the provision for carbon credits	(6.8)	(3.3)
Effect from hyperinflationary economy	179.4	72.6
Other adjustments to reconcile net loss	0.0	(1.3)

Increase (Decrease) in:
Trade accounts receivable and related parties	(101.7)	(180.9)
Inventories	(191.4)	(1,023.4)
Recoverable taxes	(1.3)	(383.6)
Other assets	21.9	(15.7)
Domestic and foreign trade accounts payable and related parties	(641.2)	(260.0)
Payroll, profit sharing and social charges, net	(329.5)	(82.3)
Tax liabilities	(153.1)	(235.4)
Other liabilities	(419.3)	(392.4)
OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution	(342.0)	(348.9)
Release of judicial deposits	13.8	6.6
Payments related to tax, civil and labor lawsuits	(112.6)	(32.5)
(Payments) proceeds due to settlement of derivative transactions	(256.7)	227.0
Payment of interest on lease	(77.7)	(105.7)
Payment of interest on borrowings, financing and debentures	(362.7)	(426.9)
NET CASH (USED IN) OPERATING ACTIVITIES	(1,449.5)	(1,539.4)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible	(523.1)	(639.8)
Proceeds from sale of property, plant and equipment, intangible and non-current assets held for sale	3.7	13.4
Acquisition of short-term investments	(4,753.0)	(5,630.4)
Redemption of short-term investments	5,446.7	4,614.4
Redemption of interest on short-term investments	59.9	41.9
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	234.1	(1,600.5)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	(526.7)	(579.6)
Repayment of borrowings, financing and debentures – principal	(3,638.7)	(5,511.9)
New borrowings, financing, and debentures	4,727.0	6,335.7
Acquisition of treasury shares, net of receipt of option strike price	(120.3)	(21.0)
Receipt of funds due to settlement of derivative transactions	109.2	1,615.8
Capital Increase	2.7	0.0
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	553.2	1,839.1
Effect of exchange rate variation on cash and cash equivalents	(301.3)	(16.0)
DECREASE IN CASH AND CASH EQUIVALENTS	(963.4)	(1,316.9)
Opening balance of cash and cash equivalents	4,007.3	5,821.7
Closing balance of cash and cash equivalents	3,043.8	4,504.8
DECREASE IN CASH AND CASH EQUIVALENTS	(963.4)	(1,316.9)
16

7. Conference call and webcast

17

8. Glossary

Abihpec: Brazilian Association of the Personal Hygiene, Perfumery and Cosmetics Industry

ADR: An American Depositary Receipt is a negotiable certificate issued by a U.S. depository bank representing a specified number of shares of a non-U.S. company stock.

ADS: The individual issuance of shares in a U.S. stock exchange by a non-U.S. company is referred to as American Depositary Shares (ADS)

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

Avon representatives: Self-employed resellers who do not have a formal labor relationship with Avon

B3: Brazilian Stock Exchange

Benefit Sharing: In accordance with Natura’s Policy for the Sustainable Use of Biodiversity and Associated Traditional Knowledge, benefits are shared whenever we perceive various forms of value in the access gained. Therefore, one of the practices that defines the way in which these resources are divided is to associate payments with the number of raw materials produced from each plant as well as the commercial success of the products in which these raw materials are used

BPS: Basis Points; a basis points is equivalent to one percentage point * 100

Brand Power: A methodology used by Natura &Co to measure how its brands are perceived by consumers, based on metrics of significance, differentiation and relevance.

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CEE: Central and Eastern Europe

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency (“CC) or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding foreign currency fluctuation effects

CO2e: Carbon dioxide equivalent; for any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact.

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Profit & Loss

Foreign currency translation: conversion of figures from a foreign currency into the currency of the reporting entity

G&A: General and administrative expenses

GHG: Greenhouse gases

ICON: Consumer Stock Index of the B3 stock exchange, designed to track changes in the prices of the more actively traded and better representative cyclical and non-cyclical consumer stocks

Innovation Index: Share in the last 12 months of the sale of products launched in the last 24 months

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Kantar: Data, insights and consulting company with global presence

Hispanic Latam: Often used to refer to the countries in Latin America, excluding Brazil

LFL: Like-for-Like, applicable to measure comparable growth

Natura Consultant: Self-employed resellers who do not have a formal labor relationship with Natura

Natura Crer Para Ver Program (CPV): Special line of non-cosmetic products whose profits are transferred to the Natura Institute, in Brazil, and invested by Natura in social initiatives in the other countries where we operate. Our consultants promote these sales to benefit society and do not obtain any gains.

Natura Institute: Is a nonprofit organization created in 2010 to strengthen and expand our Private Social Investment initiatives. The institute has enabled us to leverage our efforts and investments in actions that contribute to the quality of public education

NYSE: New York Stock Exchange

P&L: Profit and loss

PP: Percentage point

PPA: Purchase Price Allocation - effects of the fair market value assessment as a result of a business combination

Profit Sharing: The share of profit allocated to employees under the profit-sharing program

SEC: The U.S. Securities and Exchange Commission (SEC) is an independent federal government regulatory agency responsible for protecting investors, maintaining fair and orderly functioning of the securities markets, and facilitating capital formation

SG&A: Selling, general and administrative expenses

SM&L: Selling, marketing and logistics expenses

SLB: Sustainability Linked Bond

SPT: Sustainability Performance Targets

SSS: Same-Store-Sales

Supplier Communities: The communities of people involved in small–scale farming and extraction activities in a variety of locations in Brazil, especially in the Amazon Region, who extract the inputs used in our products from the social and biodiversity. We form production chains with these communities that are based on fair prices, the sharing of benefits gained from access to the genetic heritage and associated traditional knowledge and support for local sustainable development projects. This business model has proven effective in generating social, economic and environmental value for Natura and for the communities.

Synergies: Synergy is the concept that the value and performance of two companies combined will be greater than the sum of the separate individual parts.

TBS: The Body Shop.

TMEA: Turkey, Middle East and Africa

UNI: Underlying Net Income.

WE: Western Europe

18

9. Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as “anticipate,” “wish,” “expect,” “foresee,” “intend,” “plan,” “predict,” “project,” “desire” and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team
ri@natura.net

19

Item 2

Earnings presentation of Natura &Co Holding S.A. for the six-month period ended June 30, 2022.

August 12 th , 2022 Secon d - Quarter 2022 Results

The words "anticipates," "wishes,“ "expects," "estimates," "intends," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, market acceptance of products, product transitions by the Company and its competitors, regulatory approval, currency fluctuations, production and supply difficulties, changes in product sales mix, and other risks. This presentation also may include pro - forma and adjusted information prepared by the Company for information and reference purposes only, which has not been audited. Forward - looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments. https://ri.naturaeco.com/en/ This presentation may contain forward - looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of Natura &Co’s management . 2

Autonomy & Accountabi l ity Q2 highlights: Q2 results reflect difficult environment and structural issues within Natura &Co Transition Committee work advancing: Designing a corporate structure, balancing autonomy and accountability, and reviewing the governance model A clear immediate priority: Focus on margins and cash flow 3

Consol i dated Financial Performance Guilherme Castellan, CFO 4

NET REVENUE (R$ million) HIGHLIGHTS Natura &Co: Sales in constant currency stabilized, still affected by macro environment • Very strong comparable base as Q2 - 21 was up +31.7% vs Q2 - 20 at CC • Strong double - digit growth at CC by both the Natura brand and Aesop • Avon International improved performance in most regions ( - 5.8% in CC excluding Russia and Ukraine) • The Body Shop still trending lower vs. 2021 as retail’s slow recovery hasn’t offset the deceleration at The Body Shop At Home and e - commerce Ae sop +24.5% at CC +5.7% in BRL The Body Shop - 11.8% at CC - 25.3% in BRL Avon International - 11.4% at CC - 25.4% in BRL Natura &Co Latam +5.6% at CC +0.4% in BRL 9 , 5 17 . 2 Q2 - 21 Q2 - 22 8 , 7 02 . 4 ( - 8.6%) +0.4% CC 5

Continued growth in digital sales at Natura and Avon 1. &Co Pay • Natura in Brazil: 457,000 accounts • Total Payment Volume (“TPV”) of R$ 7.5 billion (H1) • Pilot underway for retail operations and Avon reps in Brazil Re t a i l Net Revenue Breakdown by Channel (R$ million) Digitally - enabled sales 49.5% of total sales vs. 50.1% in Q2 - 21 Online (e - commerce + social selling) Relationship Selling Retail 3. E - commerce Lower online sales from channel rebalancing; still significantly above pre - pandemic levels across the Group 2. Social Selling Adoption • Natura Latam : Average number of consultants sharing content reached 28% (vs 24% in Q2 - 21) • At Avon International : Avon On penetration reached 23% (vs 16% in Q2 - 21) 6

Adj. EBITDA impacted by inflationary pressure mainly on COGS, partly mitigated by SG&A reduction in Latam and lower corporate expenses Q2 - 22 CONSOLIDATED ADJUSTED EBITDA MARGIN • Inflationary, foreign currency pressure and war in Ukraine • Partially offset by: • synergies • revenue management • cost containment and one - offs including corporate expense savings MAIN IMPACTS 7

Underlying Net Income (UNI) and Net Income impacted by lower EBITDA and higher interest expenses ( 7 67) (262) PPA Effect Transformation Costs Net income Q2 - 22 282 Discontinued operations and other effects 66 158 UNI Q2 - 22 NET INCOME TO UNDERLYING NET INCOME (UNI) RECONCILIATION Q2 - 22 (R$ million) Q2 - 21 UNI of R$482.2 million, boosted by a one - time income tax gain, related to Avon Integration 8

Solid cash position and continued liability management R $ 826 million In Natura debentures issued in July, maturing in 2027 , partially replacing the 2022 / 2024 issues Avon’s 2023 bonds fully redeemed R$ 4.3 billion Cash balance at end - June Q2 - 22 2.46x Group net debt to EBITDA ratio NET DEBT AND NET DEBT - TO - EBITDA RATIO (R$ billion) AMORTIZATION SCHEDULE (R$ billion) Q 2 - 21 6 . 7 1.43x Q 2 - 22 Q 4 - 21 5 . 9 1.83x Q 3 - 21 1.52x 2.13x Q 1 - 22 2.46x 6 . 0 7 . 7 8 . 5 Net - Debt Net - Debt - To - Ebitda Ratio a Does not reflect Natura Debentures of R$826 million issued in July and maturing in 2027. Considering this issuance, average debt maturity would have increased to 6.5 years. b R$ 9.9 billion includes Natura Cosméticos US$1.0 billion in sustainability - linked bond due 2028, Natura &Co Holding’s US$ 600 million bonds due 2029, Avon’s US$ 200 million due 2043 2026 9 Cash and s h or t - term deposits 2022 2023 - 2024 2025 2027 2028 o n w ards 4 . 3 - - - 1.6 a 9.9 b Average Maturity: 6.3 years a a 1.2

Natura &Co Latam Financial Performance 10

NET REVENUE Avon brand in Hispanic Latam - 2.8% at CC - 13.9% in BRL Avon brand in Brazil - 10.7% in BRL Natura brand in Hispanic Latam +15.5% at CC +8.8% in BRL Natura brand in Brazil +14.3% in BRL Natura &Co Latam: Double - digit growth at Natura brand; decrease at Avon brand, but trend continues to improve since Q3 - 21 +5.6% C C 5 , 555 5 , 534 Q2 - 21 Q2 - 22 +0.4% Natura Brand: • Strong momentum in Brazil and further growth in Hispanic Latam 11 • Brazil: Consultant productivity up by +17.5% in Q2 • Hispanic: Growth mainly driven by Argentina and Colombia, offsetting a decrease in Chile • Again ranked strongest cosmetics brand in the world by Brand Finance Avon brand: • Brazil Q2 Sales: Beauty sales +5%, with double - digit growth in rep productivity; Fashion & Home – 31% • Hispanic: New commercial model progress in Ecuador and Colombia, with sales growth and a sequential improvement in the number of representatives, activity and productivity • Number of reps: - 6.9%

Stable Q2 adjusted EBITDA margin in Latam ADJUSTED EBITDA 1 AND ADJUSTED EBITDA MARGIN (R$ million) Ma rg in • Margin supported by synergies, revenue management and strict financial discipline • Offsetting the impact of sales deleverage at Avon, raw material inflation and FX headwinds 1 Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: Transformation costs and cost - to - achieve synergies 598 602 Q 2 - 21 Q 2 - 22 12 Natura Brand Margin remains strong despite cost pressures Avon Brand Impacted by the transformation plan, higher inflation and logistics expenses

Avon International Financial Performance 13

Ma rg in 94 54 Q 2 - 21 Q 2 - 22 2,204 1 , 64 4 - 25. 4% - 11.4% CC (Ex - Russia and Ukraine - 5.8%) Sequential improvement in net revenue, excluding Russia and Ukraine NET REVENUE (R$ million) Q2 - 21 Q2 - 22 ADJUSTED EBITDA¹ AND ADJUSTED EBITDA MARGIN (R$ million, %) 1 Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: Transformation costs and costs - to - achieve synergies, gain from the settlement of a legal dispute and provisions reversals i nt e rnat i o nal Revenue impacted by : • War in Ukraine • Lower consumer purchasing power in Europe 1 • Partially mitigated by aggressive revenue management plan across all markets Business fundamentals continued to improve as the new commercial model resulted in higher productivity and activity as well as a stabilizing number of representatives outside Europe Adjusted EBITDA margin reflects: • War in Ukraine • Lower volumes • Higher cost and inflationary pressures • Partially offset by strict financial discipline and a leaner operating model 14 1 ” OECD’s Consumer Confidence Index in June 2022 is 96.5, compared to 100.4 in June 2021. Source: https://data.oecd.org/leadind/consumer - confidence - index - cci.htm

The Body Shop Financial Performance 15

Sales still impacted by channel rebalancing - 25.3% 1,218 909 Q2 - 21 Q2 - 22 ADJUSTED EBITDA¹ AND ADJUSTED EBITDA MARGIN (R$ million, %) 159 31 Q 2 - 21 Q 2 - 22 - 11.8% CC NET REVENUE (R$ million) 1 Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: restructuring cost associated with Russia’s exit Revenue reflects: • Post - lockdown channel rebalancing as decrease in The Body Shop At Home and e - commerce outpaced retail recovery • Lower sales to franchisees, but increasing retail sales month - on - month, further reducing franchise inventory Drop in Adjusted EBITDA from: • Lower volumes • Sales decline at TBSAH, e - commerce and sell - in sales to franchisees Actions to address EBITDA challenges: • Investments to drive store and consultant productivity • Continued optimization of store footprint • Detailed review of SG&A costs • Margin improvement from focusing on category mix Mar g in 16

Aesop Financial Performance 17

562 594 Q 2 - 21 Q 2 - 22 +5.7 % Another quarter of strong sales growth NET REVENUE (R$ million) +24.5% CC EBITDA AND EBITDA MARGIN (R$ million, %) 118 97 Q 2 - 21 Q 2 - 22 Revenue growth driven by: • Double - digit growth in all markets, led by North America and APAC • Continued superior LFL sales growth , improving overall store productivity, while continuing to roll out new stores in new and existing cities China entry plans underway for late 2022 18 EBITDA margin reflects higher investments in: • Digital • Categories • Geographies • Human resources to drive sustainable growth Ma rg in

Headwinds expected to persist in H2; sales trends expected to improve, margins remain pressured in short - term Creating the best beauty group FOR the world Transition committee to complete its work by year - end 1. Aiming for leaner, less complex, more decentralized organization, with more BU autonomy and accountability Significant corporate expense savings identified 2 . Clear focus of all businesses on defending margin and generating cash flow Ongoing focus on improving the fundamentals of our underperforming businesses 3. 4. Key Tak e aways 20

Thank You

Strong pipeline of innovative products Chronos Plumping Bio Hydrating Hyaluronic acid booster serum that hydrates all layers of the skin to fill in wrinkles and plump the skin. It includes fevillea, an ingredient from Brazilian biodiversity Rick Owen  s Travel Kits Aesop developed a collaboration with celebrated fashion designer Rick Owens – creating sophisticated travel kits with Owen  s favourite formulations and an eco - friendly packaging Eve Privé Avon International launched its first ever bespoke fragrance Eve Privé. It is crafted with a customizable musk technology that takes the effects of the skin chemistry one step further, adapts to it and creates a completely unique scent for the person wearing it to smell like themselves, only better The Glow Revealing Serum This skin care product is made with 10% of vitamin C, our highest concentration ever. It became the number 1 bestselling new product development by number of units 23

% OF SALES FROM RUSSIA AND UKRAINE / TOTAL GROUP SALES (FY21) Update on the war and Ukraine NATURA &CO FULLY MOBILIZED TO PROVIDE SUPPORT • Our primary concern as a global Group with operations in Ukraine continues to be the protection and safety of our employees and representatives facing violence and loss. 24 A LIMITED PRESENCE AT GROUP LEVEL • Revenues in Russia and Ukraine represented under 5% of consolidated revenue in FY21 (including all brands) • Contribution to consolidated Adjusted EBITDA is approximately 3% in FY21 • As of the June 30, 2022, consolidated financial statements, the non - recurring impacts in of the suspension of the The Body Shop operations Russia amounted in R$42.1 million in our consolidated EBITDA, disclosed as a non - GAAP adjustment ACTIONS TAKEN • The Body Shop and Aesop have suspended trading in Russia • Avon has suspended exports from Russia and is maintaining local operations in support of Representatives who operate as independent entrepreneurs; we believe restricting their access to products would have an outsized impact on women and children there • Global sanctions on certain industry sectors and parties in Russia, as well as any potential responses that may be provided by the governments of Russia or other jurisdictions, may adversely affect our business

Address the Climate Crisis & Protect the Amazon Protect Human Rights and be Human - Kind Embrace Circularity & Regeneration Natura IP&L: Natura launched its Integrated P&L (IP&L). This management tool allows Natura to account for the impact of corporate performance in the environmental, social, and human dimensions, in addition to financial results. According to IP&L, summing up all the positive impacts in the human, social and natural fields, and subtracting the negative impacts, for each US$ 1 in revenue, Natura generated US$ 1.5 in positive impact for society in 2021. Investment in key causes: Avon International partnered with No More to raise awareness of gender - based violence in conflict zones, The Body Shop launched its ambitious global activism campaign, Be Seen Be Heard, to support Pride month, Aesop launched its Queer Libraries initiative for the second year In Q2 Natura &Co reached 10.3% of recycled plastic content of all plastic used (accumulative Jan - Jun 2022). In partnership with The Union for Ethical BioTrade, Natura &Co is co - creating a new regenerative certification standard that will highlight the positive impacts our businesses are generating connected to nature Advances on Sustainability Vision 2030 Commitment to Life 26 Amazon: In Q2 - 2022, Natura expanded the purchase of community inputs with a growth of 61% YoY and started a new partnership with a Colombian community, expanding operations in the Pan - Amazon region. PlenaMata (DETER/INPE) detected 0.3M ha deforested in Q2. Considering Q1 and Q2 results, there was an increase of 10% YoY. As means of collaboration to solve this problem, Natura establishes partnerships and engages the public by presenting data and information on Amazon deforestation through the PlenaMata portal. Biodiversity: It was announced that COP15 will now take place in Montreal, Canada in December 2022. Natura &Co plans on attending in order to influence the adoption of a transformative global agreement that delivers for nature, climate and people.

Q2 - 22 DEBT BY TYPE Q2 - 22 DEBT BY CURRENCY 74% 15% 6% 5% 59% 35% 6% Bonds D e b e n t u r e s Working Capital Other BRL USD G BP Debt profile 27

Breakdown of global net revenue by brand NET REVENUE BY BRAND (R$ million) NET REVENUE BREADKDOWN (BY BRAND) (%) BR A N D Q 2 - 22 Q2 - 21% (R$) % (CC) H1 - 22 H1 - 21% (R$) % (CC) 1 3 , 285 . 6 2,938.6 + 11 . 8% +14.8% 5,879.2 5,554.3 5.9% 10.4% 3 , 885 . 9 4,776.0 - 18 . 6% - 8.0% 7,861.2 9,689.1 - 18 . 9% - 9.3% 936 . 0 1,239.9 - 24 . 5% - 11.1% 1,977.4 2,579.6 - 23 . 3% - 11.1% 594 . 9 562.7 +5.7% +24.5% 1,238.0 1,149.3 7.7% 24.5% Total Net Revenue 8,702.4 9,517.2 - 8.6% +0.4% 16,955.7 18,972.2 - 10.6% - 2.0% 37 . 8% 44 . 6% 10 . 7% 6.8% Nat u ra Avon The Body Shop Aesop Q 2 - 22 34 . 7% 46 . 4% 11 . 7% 7.3% Nat u ra Avon 28 1 Includes other revenues and &Co pay The Body Shop Aesop H 1 - 22